Exhibit 99.2

Government Properties Income Trust

9960 Maryland Drive, Richmond, VA.
Square Feet: 173,932.
Primary Tenant: The Commonwealth of Virginia.

GOV
LISTED
NYSE.

Third Quarter 2014
Supplemental Operating and Financial Data

All amounts in this report are unaudited.



TABLE OF CONTENTS



TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

•OUR ACQUISITIONS AND SALES OF PROPERTIES,

•OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

•THE CREDIT QUALITIES OF OUR TENANTS,

•THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENTAL BUDGET CONSTRAINTS,

•OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

•OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,

•OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

•THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

•OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
•OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

•OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

•OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

•OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

•OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND

•OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, CASH BASIS NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION , OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

•THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

•COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO THE ACQUISITION OF GOVERNMENT LEASED PROPERTIES,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, RMR, SIR AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR UNLESS AND UNTIL WE SELL OUR SIR SHARES; HOWEVER, WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS; HOWEVER, WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR EXISTING TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US,

- WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, SIR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



"LET EVERY NATION KNOW, WHETHER IT WISHES US WELL OR ILL,



CORPORATE INFORMATION

1759 & 1760 Business Center Drive, Reston, VA.
Square Feet: 406,388.
Primary Tenant: U.S. Government.



COMPANY PROFILE

COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. On July 9, 2014, we acquired 21.5 million common shares, or 35.9% (as of September 30, 2014) of the outstanding common shares, of Select Income REIT (NYSE: SIR), or SIR, a publicly traded REIT that primarily owns and invests in single tenant properties throughout the U.S. and leased lands in Hawaii. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,150 properties, located in 47 states, Washington, DC, Puerto Rico, Canada and Australia. In addition to managing GOV, RMR also manages SIR, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR is also currently providing management and transition services to Equity CommonWealth, or EQC, a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $21 billion as of September 30, 2014. We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 9/30/2014)[1]:

Total properties	72 (92 buildings)
Total sq. ft. (000s)	11,037
Percent leased	95.4%

[1] Excludes one property (one building) included in discontinued operations and classified as held for sale as of September 30, 2014.

INVESTOR INFORMATION



Board of Trustees

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Jason Fredette, Director, Investor Relations, at (617) 219-1440 or
jfredette@govreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

MLV & Co.
Jon Petersen
jpetersen@mlvco.com
(646) 556-9185

Wells Fargo Securities
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

Jefferies & Company, Inc.
Omotayo Okusanya
Tokusanya@jefferies.com
(212) 336-7076

Morgan Stanley
Vance Edelson
Vance.Edelson@morganstanley.com
(212) 761-0078

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Jaime Gitler
Jaime.Gitler@standardandpoors.com
(212) 438-5049

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



One Georgia Center, Atlanta, GA.
Square Feet: 375,952.
Primary Tenant: State of GA: Dept. of Transportation.

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	70,338	54,751	54,728	54,722	54,722
Weighted average common shares outstanding [1]	65,568	54,743	54,725	54,722	54,684
Common Share Data:					
Price at end of period	$ 21.91	$ 25.39	$ 25.20	$ 24.85	$ 23.93
High during period	$ 25.68	$ 26.30	$ 25.41	$ 25.41	$ 27.03
Low during period	$ 21.84	$ 24.77	$ 24.02	$ 23.33	$ 23.00
Annualized dividends paid per share during period	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized dividend yield (at end of period)	7.9%	6.8%	6.8%	6.9%	7.2%
Annualized Normalized FFO [2] multiple (at end of period)	9.0x	11.1x	12.0x	12.1x	11.7x
Annualized property net operating income (NOI) [3] / total market capitalization	6.1%	7.6%	7.3%	7.3%	7.6%
Market Capitalization:					
Total debt (book value)	$ 1,070,632	$ 735,459	$ 605,115	$ 597,727	$ 510,343
Plus: market value of common shares (at end of period)	1,541,106	1,390,128	1,379,146	1,359,842	1,309,497
Total market capitalization	$ 2,611,738	$ 2,125,587	$ 1,984,261	$ 1,957,569	$ 1,819,840
Total debt / total market capitalization	41.0%	34.6%	30.5%	30.5%	28.0%
Book Capitalization:					
Total debt	$ 1,070,632	$ 735,459	$ 605,115	$ 597,727	$ 510,343
Plus: total shareholders' equity	1,313,332	973,223	981,532	989,675	1,000,462
Total book capitalization	$ 2,383,964	$ 1,708,682	$ 1,586,647	$ 1,587,402	$ 1,510,805
Total debt / total book capitalization	44.9%	43.0%	38.1%	37.7%	33.8%

[1] In July 2014, we sold 15,525 of our common shares in a public offering.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of net income determined in accordance with United States generally accepted accounting principles, or GAAP, to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.

[3] See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Selected Balance Sheet Data:					
Total assets	$ 2,429,718	$ 1,751,605	$ 1,629,480	$ 1,632,452	$ 1,553,079
Total liabilities	$ 1,116,386	$ 778,382	$ 647,948	$ 642,777	$ 552,617
Gross book value of real estate assets [1] and market value of SIR shares[2]	$ 2,518,048	$ 1,928,628	$ 1,789,849	$ 1,766,077	$ 1,689,578
Total debt / gross book value of real estate assets [1] and market value of SIR shares[2]	42.5%	38.1%	33.8%	33.8%	30.2%
Selected Income Statement Data:					
Rental income	$ 64,158	$ 62,428	$ 59,820	$ 58,271	$ 56,401
NOI [3]	$ 40,119	$ 40,353	$ 36,271	$ 35,724	$ 34,622
NOI margin [4]	62.5%	64.6%	60.6%	61.3%	61.4%
Adjusted EBITDA[5]	$ 50,599	$ 37,383	$ 33,685	$ 33,057	$ 31,976
Net income [6] [7] [8]	$ 12,622	$ 14,608	$ 15,190	$ 12,724	$ 1,966
Normalized FFO [9]	$ 39,792	$ 31,470	$ 28,782	$ 28,201	$ 27,542
Common distributions paid	$ 23,544	$ 23,535	$ 23,530	$ 23,530	$ 23,510
Per Share Data:					
Net income [6] [7] [8]	$ 0.19	$ 0.27	$ 0.28	$ 0.23	$ 0.04
Normalized FFO [9]	$ 0.61	$ 0.57	$ 0.53	$ 0.52	$ 0.50
Common distributions paid	$ 0.43	$ 0.43	$ 0.43	$ 0.43	$ 0.43
Normalized FFO [9] payout ratio	70.5%	75.4%	81.1%	82.7%	86.0%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	5.7x	7.2x	7.4x	7.4x	7.7x
Total debt / Annualized Adjusted EBITDA [5]	5.3x	4.9x	4.5x	4.5x	4.0x

[1] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

[2] As of September 30, 2014, GOV owned 21,500,000 common shares of Select Income REIT (NYSE:SIR). The closing price for SIR common shares on September 30, 2014 was $24.05 per share.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

[6] Net income for the three months ended September 30, 2013 includes a loss on impairment of properties from discontinued operations of $10.1 million, or $0.19 per share.

[7] Net income for the three months ended March 31, 2014 includes an increase to the carrying value of an asset held for sale of $2.3 million, or $0.04 per share.

[8] Net Income for three months ended September 30, 2014 includes a loss on asset impairment of $1.6 million, or $0.02 per share.

[9] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of 9/30/2014	As of 12/31/2013
ASSETS		
Real estate properties:		
Land	$ 254,008	$ 243,686
Buildings and improvements	1,420,971	1,324,876
	1,674,979	1,568,562
Accumulated depreciation	(210,319)	(187,635)
	1,464,660	1,380,927
Equity investment in Select Income REIT	684,470	-
Assets of discontinued operations	13,083	25,997
Assets of property held for sale	33,329	-
Acquired real estate leases, net	158,375	142,266
Cash and cash equivalents	4,928	7,663
Restricted cash	2,301	1,689
Rents receivable, net	37,077	33,350
Deferred leasing costs, net	11,552	11,618
Deferred financing costs, net	6,785	3,911
Other assets, net	13,158	25,031
Total assets	$ 2,429,718	$ 1,632,452
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 184,500	$ 157,000
Unsecured term loan	350,000	350,000
Senior unsecured debt, net of discount	347,292	-
Mortgage notes payable, including premiums	188,840	90,727
Liabilities of discontinued operations	725	276
Liabilities of property held for sale	399	-
Accounts payable and accrued expenses	25,881	23,216
Due to related persons	1,949	2,474
Assumed real estate lease obligations, net	16,800	19,084
Total liabilities	1,116,386	642,777
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 100,000,000 and 70,000,000 shares authorized, respectively, 70,337,771 and 54,722,018 shares issued and outstanding, respectively	703	547
Additional paid in capital	1,457,373	1,105,679
Cumulative net income	234,333	191,913
Cumulative other comprehensive income	45	49
Cumulative common distributions	(379,122)	(308,513)
Total shareholders' equity	1,313,332	989,675
Total liabilities and shareholders' equity	$ 2,429,718	$ 1,632,452

CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Rental income [1]	$ 64,158	$ 56,401	$ 186,406	$ 168,639
Expenses:				
Real estate taxes	7,027	6,255	21,005	19,060
Utility expenses	5,327	5,355	15,072	13,064
Other operating expenses	11,685	10,169	33,586	29,288
Depreciation and amortization	17,636	14,032	49,254	40,960
Loss on asset impairment	1,616	-	1,616	-
Acquisition related costs	110	1,562	1,290	1,701
General and administrative	4,329	2,941	11,537	9,350
Total expenses	47,730	40,314	133,360	113,423
Operating income	16,428	16,087	53,046	55,216
Interest and other income	10	10	68	20
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $373, $339, $926 and $1,002, respectively)	(8,845)	(4,176)	(18,530)	(12,388)
Loss on early extinguishment of debt	(541)	-	(541)	-
Loss on issuance of shares by an equity investee	(39)	-	(39)	-
Income from continuing operations before income tax benefit (expense) and equity in earnings of an investee	7,013	11,921	34,004	42,848
Income tax benefit (expense)	(7)	36	(130)	(50)
Equity in earnings of investees	4,910	64	4,931	219
Income from continuing operations	11,916	12,021	38,805	43,017
Income (loss) from discontinued operations	706	(10,055)	3,615	(1,121)
Net income	$ 12,622	$ 1,966	$ 42,420	$ 41,896
Weighted average common shares outstanding	65,568	54,684	58,385	54,666
Income from continuing operations per common share	$ 0.18	$ 0.22	$ 0.66	$ 0.79
Income from discontinued operations per common share	$ 0.01	$ (0.18)	$ 0.06	$ (0.02)
Net income per common share	$ 0.19	$ 0.04	$ 0.73	$ 0.77
Additional Data:				
General and administrative expenses / rental income	6.75%	5.21%	6.19%	5.54%
General and administrative expenses / total assets (at end of period)	0.18%	0.19%	0.47%	0.60%
Non-cash straight line rent adjustments [1]	$ 1,135	$ 605	$ 3,378	$ 1,952
Lease value amortization included in rental income [1]	$ (225)	$ (354)	$ (630)	$ (900)
Lease termination fees included in rental income	$ -	$ -	$ -	$ 44

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(dollar amounts in thousands)

	For the Nine Months Ended	
	9/30/2014	9/30/2013
Cash flows from operating activities:		
Net income	$ 42,420	$ 41,896
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	28,134	26,016
Net amortization of debt premium and deferred financing fees	926	1,002
Loss on early extinguishment of debt	541	-
Straight line rental income	(3,346)	(2,308)
Amortization of acquired real estate leases	20,294	15,775
Amortization of deferred leasing costs	1,505	1,126
Other non-cash expenses	1,633	938
Loss on asset impairment	1,616	10,142
Increase in carrying value of assets held for sale	(2,344)	-
Net gain on sale of properties	(774)	(8,168)
Equity in earnings of investees	(4,931)	(219)
Loss on issuance of shares by an equity investee	39	-
Distributions of earnings from equity investees	7,509	-
Change in assets and liabilities:		
Restricted cash	(612)	(37)
Deferred leasing costs	(2,319)	(3,118)
Rents receivable	(2,082)	(483)
Other assets	(1,687)	(2,780)
Accounts payable and accrued expenses	6,044	4,009
Due to related persons	(525)	(1,450)
Cash provided by operating activities	92,041	82,341
Cash flows from investing activities:		
Real estate acquisitions and deposits	(56,351)	(35,848)
Real estate improvements	(13,942)	(14,924)
Investment in Select Income REIT	(689,969)	-
Investment in Affiliates Insurance Company	(825)	-
Distributions in excess of earnings from equity investees	2,811	
Proceeds from sale of properties, net	16,427	18,319
Cash used in investing activities	(741,849)	(32,453)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(1,635)	(1,434)
Proceeds from issuance of common shares, net	349,789	-
Proceeds from issuance of senior notes, net of discount	347,217	-
Proceeds from unsecured term loan	500,000	-
Repayment of unsecured term loan	(500,000)	-
Borrowings on unsecured revolving credit facility	314,500	107,500
Repayments on unsecured revolving credit facility	(287,000)	(88,000)
Financing fees	(5,189)	-
Distributions to common shareholders	(70,609)	(70,512)
Cash provided by (used in) financing activities	647,073	(52,446)
Decrease in cash and cash equivalents	(2,735)	(2,558)
Cash and cash equivalents at beginning of period	7,663	5,255
Cash and cash equivalents at end of period	$ 4,928	$ 2,697
Supplemental cash flow information:		
Interest paid	$ 15,533	$ 11,386
Income taxes paid	126	173
Non-cash investing activities:		
Real estate acquisition funded by the assumption of mortgage debt	$ (97,524)	$ -
Non-cash financing activities:		
Assumption of mortgage debt	$ 97,524	$ -



DEBT SUMMARY

As of September 30, 2014[1]

(dollars in thousands)

	Coupon Rate	Interest Rate [2]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [3]	1.65%	1.65%	$ 184,500	10/19/2015	$ 184,500	1.1
$350,000 unsecured term loan [4]	1.90%	1.90%	350,000	1/11/2017	350,000	2.3
Total / weighted average	1.81%	1.81%	$ 534,500		$ 534,500	1.9
Unsecured Fixed Rate Debt:						
Senior notes due 2019	3.75%	3.93%	$ 347,292	8/15/2019	$ 350,000	4.9
Secured Fixed Rate Debt:						
Secured debt - Two buildings in Reston, VA	5.55%	3.50%	$ 85,589	4/1/2016	$ 83,000	1.5
Secured debt - Two buildings in Indianapolis, IN	5.73%	5.24%	47,662	10/11/2015	46,700	1.0
Secured debt - One building in Landover, MD	6.21%	6.21%	23,915	8/1/2016	23,296	1.8
Secured debt - One building in Fairfax, VA	5.88%	5.88%	14,426	8/11/2021	12,702	6.9
Secured debt - One building in Tampa, FL	7.00%	5.15%	9,651	3/1/2019	7,890	4.4
Secured debt - One building in Lakewood, CO	8.15%	6.15%	7,597	3/1/2021	-	6.4
Total / weighted average	5.88%	4.65%	$ 188,840		$ 173,588	2.2
Total / weighted average	3.16%	3.00%	$ 1,070,632		$ 1,058,088	2.9

[1] On July 9, 2014, we entered into a new $500,000 unsecured term loan agreement. In July and August 2014 we repaid all amounts outstanding under this term loan agreement.

[2] Includes the effect of unamortized fair value premium related to mortgage debt assumed.

[3] Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 150 basis points. We also pay a facility fee of 35 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 9/30/2014. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date by one year to 10/19/2016.

[4] The amount outstanding under our existing $350,000 term loan bears interest at LIBOR plus a premium of 175 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of 9/30/2014. Our existing $350,000 term loan is prepayable without penalty at any time.



DEBT MATURITY SCHEDULE

As of September 30, 2014[1]

(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt		Secured Fixed Rate Debt[4]		Total[5]	
2014	$	-	$	-	$	586	$	586
2015		184,500 [2]		-		48,906		233,406
2016		-		-		107,933		107,933
2017		350,000 [3]		-		1,549		351,549
2018		-		-		1,671		1,671
2019		-		350,000		9,440		359,440
2020		-		-		1,619		1,619
2021		-		-		13,229		13,229
Total	$	534,500	$	350,000	$	184,933	$	1,069,433
Percent of total debt		50.0%		32.7%		17.3%		100.0%

[1] On July 9, 2014, we entered into a new $500,000 unsecured term loan agreement. In July and August 2014 we repaid all amounts outstanding under this term loan agreement.

[2] Represents amount outstanding under our unsecured revolving credit facility at 9/30/2014. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 10/19/2016.

[3] Represents the outstanding balance of our existing $350,000 unsecured term loan at 9/30/2014. Our existing $350,000 term loan is prepayable without penalty at any time.

[4] Principal balances are the amounts actually payable pursuant to the applicable contracts. In accordance with GAAP, our carrying values may differ from these amounts because of market conditions at the time we assumed these debts.

[5] Our total debt as of 9/30/2014, including unamortized discounts and mortgage premiums, was $1,070,632.

LEVERAGE RATIOS AND COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and for the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Leverage Ratios:					
Total debt / total market capitalization[1]	41.0%	34.6%	30.5%	30.5%	28.0%
Total debt / total book capitalization[1]	44.9%	43.0%	38.1%	37.7%	33.8%
Total debt / total assets[1]	44.1%	42.0%	37.1%	36.6%	32.9%
Total debt[1] / gross book value of real estate assets[2] and market value of SIR shares[3]	42.5%	38.1%	33.8%	33.8%	30.2%
Secured debt [1] / total assets	7.8%	10.8%	6.4%	5.6%	5.9%
Coverage Ratios:					
Adjusted EBITDA[4] / interest expense	5.7x	7.2x	7.4x	7.4x	7.7x
Total debt[1] / Annualized Adjusted EBITDA[4]	5.3x	4.9x	4.5x	4.5x	4.0x
Public Debt Covenants[5]:					
Total debt / adjusted total assets - allowable maximum 60.0%	47.0%	41.4%	36.4%	36.1%	32.3%
Secured debt / adjusted total assets - allowable maximum 40.0%	8.1%	10.5%	6.2%	5.4%	5.7%
Consolidated income available for debt service / debt service - required minimum 1.50x	5.2x	6.0x	6.4x	6.6x	6.4x
Total unencumbered assets to unsecured debt - required minimum 150%	230.1%	279.6%	301.8%	299.0%	334.1%

[1] Debt includes the effect of unamortized mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties included in discontinued operations.

[3] As of September 30, 2014, GOV owned 21,500,000 common shares of Select Income REIT (NYSE:SIR). The closing price for SIR common shares on September 30, 2014 was $24.05 per share.

[4] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

[5] In August 2014, we issued $350 million of unsecured senior notes. Prior period public debt covenant compliance amounts are presented for comparative purposes.

SUMMARY OF CAPITAL EXPENDITURES[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Tenant improvements [2]	$ 1,861	$ 1,572	$ 1,953	$ 2,477	$ 3,783
Leasing costs [3]	437	733	269	2,558	891
Building improvements [4]	2,788	891	2,104	3,272	1,812
Recurring capital expenditures	5,086	3,196	4,326	8,307	6,486
Development, redevelopment and other activities [5]	168	902	99	2,105	4,503
Total capital expenditures	$ 5,254	$ 4,098	$ 4,425	$ 10,412	$ 10,989
Average sq. ft. during period	11,004	10,685	10,359	10,159	9,823
Building improvements per average sq. ft. during period	$ 0.25	$ 0.08	$ 0.20	$ 0.32	$ 0.18

[1] Amounts exclude properties classified as discontinued operations.

[2] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[3] Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

[4] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[5] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2014



(dollars and sq. ft. in thousands, except per sq. ft. data)

Acquisitions:

Date Acquired	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
Mar-14	Fairfax, VA	1	1	83	$ 19,775	$ 238	8.6%	4.0	100.0%	U.S. Government
May-14	Richmond, VA	1	1	174	22,500	129	9.3%	3.8	94.6%	Commonwealth of Virginia
May-14	Reston, VA	1	2	406	112,250	276	8.3%	5.3	100.0%	U.S. Government
Sep-14	Phoenix, AZ	1	1	67	13,000	194	8.0%	10.6	100.0%	State of Arizona
	Total / Weighted Average	4	5	730	$167,525	$ 229	8.4%	5.4	99.3%	

[1] Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term weighted based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price [5]
Feb-14	Phoenix, AZ	1	1	97	$ 5,000
Sep-14	San Diego, CA	1	1	94	12,100
		2	2	191	$ 17,100

[5] Represents the gross contract sale price and excludes closing costs.

20 Massachusetts Avenue, Washington, D.C.
Square Feet: 340,119.
Primary Tenant: U.S. Citizenship and Immigration Service.

PORTFOLIO INFORMATION

PORTFOLIO SUMMARY[1]



As of September 30, 2014

	Number of Properties	Number of Buildings	Sq. Ft.[2]	% Sq. Ft.	% Rental Income Three Months Ended 9/30/2014	% NOI Three Months Ended 9/30/2014 [3]	% Cash Basis NOI Three Months Ended 9/30/2014 [3]
Properties majority leased to the U.S. Government [4]	51	65	8,082,390	73.3%	72.1%	74.1%	74.5%
Properties majority leased to state governments	18	24	2,597,587	23.5%	23.1%	20.2%	20.2%
Property majority leased to the United Nations	1	1	187,060	1.7%	4.0%	4.7%	5.0%
Property majority leased to a non-government tenant	1	1	125,788	1.1%	0.8%	1.1%	0.4%
Other property (currently vacant)	1	1	43,918	0.4%	0.0%	(0.1%)	(0.1%)
Total	72	92	11,036,743	100.0%	100.0%	100.0%	100.0%

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] One property contains five buildings, of which two were vacant as of September 30, 2014.

SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS



(dollars and sq. ft. in thousands)

	Summary Consolidated Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Properties (end of period)	72	63	63	63
Total sq. ft. [3]	11,037	10,001	9,636	9,644
Percent leased [4]	95.4%	94.6%	94.9%	94.4%
Rental income [5]	$ 64,158	$ 56,401	$ 56,458	$ 55,911
NOI [6]	$ 40,119	$ 34,622	$ 34,454	$ 34,288
Cash Basis NOI [6]	$ 39,209	$ 34,371	$ 33,941	$ 34,049
NOI % margin	62.5%	61.4%	61.0%	61.3%
Cash Basis NOI % margin	62.0%	61.2%	60.7%	61.2%
NOI % change	15.9%	-	0.5%	-
Cash Basis NOI % change	14.1%	-	(0.3%)	-

	Summary Consolidated Results [1] For the Nine Months Ended		Summary Same Property Results [7] For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Properties (end of period)	72	63	63	63
Total sq. ft. [3]	11,037	10,001	9,636	9,644
Percent leased [4]	95.4%	94.6%	94.9%	94.4%
Rental income [5]	$ 186,406	$ 168,639	$ 169,794	$ 168,149
NOI [6]	$ 116,743	$ 107,227	$ 104,968	$ 106,893
Cash Basis NOI [6]	$ 113,995	$ 106,175	$ 103,592	$ 106,093
NOI % margin	62.6%	63.6%	61.8%	63.6%
Cash Basis NOI % margin	62.1%	63.4%	56.4%	63.4%
NOI % change	8.9%	-	(1.8%)	-
Cash Basis NOI % change	7.4%	-	(2.4%)	-

[1] Based on properties we owned as of 9/30/2014, excluding properties classified as discontinued operations.

[2] Based on properties we owned as of 9/30/2014 and which we owned continuously since 7/1/2013, excluding properties classified as discontinued operations.

[3] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[4] Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

[5] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[6] See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[7] Based on properties we owned as of 9/30/2014 and which we owned continuously since 1/1/2013, excluding properties included in discontinued operations.

OCCUPANCY AND LEASING SUMMARY[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Properties	72	71	69	68	65
Total sq. ft. [2]	11,037	10,970	10,400	10,317	10,001
Percentage leased	95.4%	95.5%	95.1%	94.8%	94.6%
Leasing Activity (sq. ft.):					
Government tenants	140	159	17	126	220
Non-government tenants	28	45	45	133	25
Total	168	204	62	259	245
% Change in GAAP Rent [3]:					
Government tenants	7.8%	26.5%	35.9%	2.5%	12.5%
Non-government tenants	(31.4%)	(12.8%)	(12.4%)	(23.3%)	(7.2%)
Total	(0.6%)	16.0%	(2.3%)	(8.0%)	10.6%
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 754	$ 4,324	$ -	$ 594	$ 5,457
Non-government tenants	1,305	1,012	1,658	8,775	867
Total	$ 2,059	$ 5,336	$ 1,658	$ 9,369	$ 6,324
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 5.37	$ 27.25	$ -	$ 4.71	$ 24.85
Non-government tenants	$ 47.58	$ 22.16	$ 36.92	$ 65.91	$ 33.54
Total	$ 12.28	$ 26.11	$ 26.55	$ 36.14	$ 25.77
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	5.2	4.8	6.8	3.4	8.1
Non-government tenants	7.7	6.2	5.3	11.1	5.6
Total	5.6	5.1	5.7	7.4	7.8
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 1.04	$ 5.67	$ -	$ 1.37	$ 3.06
Non-government tenants	$ 6.15	$ 3.58	$ 6.95	$ 5.91	$ 6.01
Total	$ 2.20	$ 5.10	$ 4.62	$ 4.89	$ 3.28

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY TENANT TYPE[1]



Tenant Type	Total Sq. Ft. As of 9/30/2014	Sq. Ft. Leases Executed During the Three Months Ended 9/30/2014		
		New	Renewals	Total
U.S. Government	7,327,652	17,248	123,027	140,275
State Government	2,163,389	-	-	-
United Nations	187,060	-	-	-
Non-government	853,949	16,881	10,556	27,437
Total	10,532,050	34,129	133,583	167,712

			Sq. Ft. Leased				
Tenant Type	As of 6/30/2014[2]	6/30/2014 % Leased[2]	Expired	New and Renewals	Acquisitions/ Sales	As of 9/30/2014[2]	9/30/2014 % Leased[2]
U.S. Government	7,320,611	66.8%	(133,234)	140,275	-	7,327,652	66.4%
State Government	2,096,646	19.1%	-	-	66,743	2,163,389	19.6%
United Nations	187,060	1.7%	-	-	-	187,060	1.7%
Non-government	871,239	7.9%	(44,727)	27,437	-	853,949	7.7%
	10,475,556	95.5%	(177,961)	167,712	66,743	10,532,050	95.4%

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, as of the measurement date. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

TENANT LIST[1]



As of September 30, 2014

	Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]
	U.S. Government:			
1	U.S. Customs & Immigration Service	730,226	6.6%	11.3%
2	Internal Revenue Service	1,041,806	9.4%	8.4%
3	U.S. Government [4]	489,518	4.4%	5.5%
4	Department of Agriculture	337,500	3.1%	3.6%
5	Federal Bureau of Investigation	339,485	3.1%	3.6%
6	Department of Justice	221,701	2.0%	3.1%
7	Department of Veterans Affairs	297,190	2.7%	2.8%
8	Centers for Disease Control	287,890	2.6%	2.5%
9	Social Security Administration	237,835	2.2%	2.3%
10	Defense Intelligence Agency	266,000	2.4%	2.1%
11	Department of Homeland Security	127,508	1.2%	1.9%
12	National Business Center	212,996	1.9%	1.8%
13	Department of Energy	220,702	2.0%	1.8%
14	National Park Service	166,745	1.5%	1.8%
15	Food and Drug Administration	133,920	1.2%	1.7%
16	U.S. Courts	115,366	1.0%	1.7%
17	Natural Resource Center	150,551	1.4%	1.3%
18	Drug Enforcement Agency	147,955	1.3%	1.3%
19	Department of Health and Human Services	128,645	1.2%	1.2%
20	National Archives and Record Administration	352,064	3.2%	1.2%
21	Bureau of Land Management	183,325	1.7%	1.1%
22	Defense Nuclear Facilities Board	58,931	0.5%	0.9%
23	U.S. Postal Service	321,800	2.9%	0.9%
24	Occupational Health and Safety Administration	57,770	0.5%	0.8%
25	Military Entrance Processing Station	56,931	0.5%	0.8%
26	Centers for Medicare and Medicaid Services	78,361	0.7%	0.7%
27	Financial Management Service	98,073	0.9%	0.7%
28	Department of Housing and Urban Development	88,559	0.8%	0.7%
29	Environmental Protection Agency	43,232	0.4%	0.6%
30	Department of the Army	228,108	2.1%	0.6%
31	Bureau of Prisons	51,138	0.5%	0.3%
32	Equal Employment Opportunity Commission	19,409	0.2%	0.1%
33	National Labor Relations Board	10,615	0.1%	0.1%
34	Small Business Administration	7,910	0.1%	0.1%
35	Department of State	5,928	0.1%	0.1%
36	Executive Office for Immigration Review	5,500	0.0%	0.0%
37	Department of Labor	6,459	0.1%	0.0%
	Subtotal U.S. Government	7,327,652	66.5%	69.6%

	Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]
	State Government:			
1	State of California - five agency occupants	415,260	3.8%	4.0%
2	Commonwealth of Massachusetts - three agency occupants	307,119	2.8%	3.8%
3	State of Georgia - Department of Transportation	293,035	2.7%	2.2%
4	Commonwealth of Virginia - seven agency occupants	251,395	2.3%	2.2%
5	State of Oregon - two agency occupants	199,018	1.8%	1.8%
6	State of New Jersey - two agency occupants	176,855	1.6%	1.8%
7	State of Washington - Social and Health Services	111,908	1.0%	1.1%
8	State of Arizona - Arizona State University	66,743	0.6%	0.5%
9	State of South Carolina - four agency occupants	121,561	1.1%	0.5%
10	State of Minnesota - two agency occupants	71,821	1.1%	0.5%
11	State of Maryland - Health and Human Services	84,674	0.7%	0.5%
12	State of New York - Department of Agriculture	64,000	0.6%	0.4%
	Subtotal State Government	2,163,389	19.6%	19.4%
	The United Nations	187,060	1.7%	4.2%
	145 Non-Government Tenants	853,949	7.7%	6.8%
	Subtotal Leased Rentable Square Feet	10,532,050	95.4%	100.0%
	Available for Lease	504,693	4.6%	--
	Total Rentable Square Feet	11,036,743	100.0%	100.0%

[1] Amounts exclude properties classified as discontinued operations.

[2] Sq. ft. is pursuant to leases existing as of 9/30/2014, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and rentable sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 9/30/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

[4] Agency occupant cannot be disclosed.

LEASE EXPIRATION SCHEDULE[1]



As of September 30, 2014
(dollars and sq. ft. in thousands)

Year [2]	Number of Tenants Expiring [3]	Sq. Ft. Expiring [4]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [5]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2014	16	163,740	1.6%	1.6%	$ 5,308	2.1%	2.1%
2015	41	1,109,785	10.5%	12.1%	24,819	9.9%	12.0%
2016	42	1,024,142	9.7%	21.8%	34,693	13.8%	25.8%
2017	39	706,972	6.7%	28.5%	14,563	5.8%	31.6%
2018	40	1,339,919	12.7%	41.2%	34,695	13.8%	45.4%
2019	32	1,904,515	18.1%	59.3%	46,298	18.4%	63.8%
2020	20	1,159,267	11.0%	70.3%	27,193	10.8%	74.6%
2021	13	859,768	8.2%	78.5%	16,588	6.6%	81.2%
2022	10	657,604	6.2%	84.7%	14,229	5.7%	86.9%
2023 and thereafter	22	1,606,338	15.3%	100.0%	33,402	13.1%	100.0%
Total	275	10,532,050	100.0%		$ 251,788	100.0%	
Weighted average remaining lease term (in years)		5.0			4.8		

[1] Excludes properties classified as discontinued operations.

[2] The year of lease expiration is pursuant to current contract terms. Some government tenants have the right to vacate their space before the stated expirations of their leases. In addition, certain of our government tenants have the right to terminate their leases if their respective legislature or other funding authority does not appropriate rent in their respective annual budgets.

[3] Certain of our government tenants have the right to terminate their leases before the lease term expires.

[4] Sq. ft. is pursuant to leases existing as of 9/30/2014, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[5] Annualized rental income is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 9/30/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS



4712 Southpark Blvd., Ellenwood, GA.
Square Feet: 352,064.
Tenant: National Archives and Records Administration.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI[1]

EXHIBIT A



(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Calculation of NOI and Cash Basis NOI [2]**:**				
Rental income [3]	$ 64,158	$ 56,401	$ 186,406	$ 168,639
Operating expenses	(24,039)	(21,779)	(69,663)	(61,412)
Property net operating income (NOI)	40,119	34,622	116,743	107,227
Non-cash straight line rent adjustments included in rental income [3]	(1,135)	(605)	(3,378)	(1,952)
Lease value amortization included in rental income [3]	225	354	630	900
Cash Basis NOI	$ 39,209	$ 34,371	$ 113,995	$ 106,175
Reconciliation of NOI and Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 39,209	$ 34,371	$ 113,995	$ 106,175
Non-cash straight line rent adjustments included in rental income	1,135	605	3,378	1,952
Lease value amortization included in rental income	(225)	(354)	(630)	(900)
NOI	40,119	34,622	116,743	107,227
Depreciation and amortization	(17,636)	(14,032)	(49,254)	(40,960)
Loss on asset impairment	(1,616)	-	(1,616)	-
Acquisition related costs	(110)	(1,562)	(1,290)	(1,701)
General and administrative	(4,329)	(2,941)	(11,537)	(9,350)
Operating income	16,428	16,087	53,046	55,216
Interest and other income	10	10	68	20
Interest expense	(8,845)	(4,176)	(18,530)	(12,388)
Loss on early extinguishment of debt	(541)	-	(541)	-
Loss on issuance of shares by an equity investee	(39)	-	(39)	-
Income tax benefit (expense)	(7)	36	(130)	(50)
Equity in earnings of an investees	4,910	64	4,931	219
Income from continuing operations	11,916	12,021	38,805	43,017
Income (loss) from discontinued operations	706	(10,055)	3,615	(1,121)
Net income	$ 12,622	$ 1,966	$ 42,420	$ 41,896

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses NOI and Cash Basis NOI.

(2) Excludes properties classified as discontinued operations.

(3) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes the net effect of non-cash amortization of intangible lease assets and liabilities and expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants.

CALCULATION OF EBITDA AND ADJUSTED EBITDA[1]

EXHIBIT B



(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Net income	$ 12,622	$ 1,966	$ 42,420	$ 41,896
Add: interest expense	8,845	4,176	18,530	12,388
income tax expense (benefit)	7	(36)	130	50
depreciation and amortization from continuing operations	17,636	14,032	49,254	40,960
depreciation and amortization from discontinued operations	-	242	-	1,026
EBITDA	39,110	20,380	110,334	96,320
Add: acquisition related costs	110	1,562	1,290	1,701
general and administrative expense paid in common shares[2]	712	(108)	1,720	939
loss on impairment from discontinued operations	-	10,142	-	10,142
loss on impairment from continuing operations	1,616	-	1,616	-
loss on early extinguishment of debt	541	-	541	-
loss on issuance of shares by an equity investee	39	-	39	-
adjusted EBITDA attributable to SIR investment	14,117	-	14,117	-
Less: increase in carrying value of asset held for sale	-	-	(2,344)	-
equity in earnings of SIR	(4,872)	-	(4,872)	-
net gain on sale of properties from discontinued operations	(774)	-	(774)	(8,168)
Adjusted EBITDA	$ 50,599	$ 31,976	$ 121,667	$ 100,934

(1) Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses EBITDA and Adjusted EBITDA.

(2) Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO[1]   EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Net income	$ 12,622	$ 1,966	$ 42,420	$ 41,896
Add: depreciation and amortization from continuing operations	17,636	14,032	49,254	40,960
depreciation and amortization from discontinued operations	-	242	-	1,026
loss on impairment from continuing operations	1,616	-	1,616	-
loss on impairment from discontinued operations	-	10,142	-	10,142
FFO attributable to SIR investment	11,230	-	11,230	-
Less: equity in earnings of SIR	(4,872)	-	(4,872)	-
increase in carrying value of asset held for sale	-	-	(2,344)	-
net gain on sale of properties from discontinued operations	(774)	-	(774)	(8,168)
FFO	37,458	26,382	96,530	85,856
Add: acquisition related costs	110	1,562	1,290	1,701
loss on early extinguishment of debt	541	-	541	-
loss on issuance of shares by an equity investee	39	-	39	-
normalized FFO attributable to SIR investment	12,874	-	12,874	-
Less: FFO attributable to SIR investment	(11,230)	-	(11,230)	-
estimated business management incentive fees[2]	-	(402)	-	30
Normalized FFO	$ 39,792	$ 27,542	$ 100,044	$ 87,587
Weighted average common shares outstanding	65,568	54,684	58,385	54,666
Net income per common share	$ 0.19	$ 0.04	$ 0.73	$ 0.77
FFO per common share	$ 0.57	$ 0.48	$ 1.65	$ 1.57
Normalized FFO per common share	$ 0.61	$ 0.50	$ 1.71	$ 1.60

(1) Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO.

(2) Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual normalized funds from operations, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

NON-GAAP FINANCIAL MEASURES DEFINITIONS

EXHIBIT D



Definition of NOI and Cash Basis NOI

We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

Definition of EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown above in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties and Adjusted EBITDA from our equity investment in SIR, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between FFO attributable to our equity investment in SIR and our equity in earnings of SIR but excluding impairment charges on real estate assets, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include the difference between FFO and Normalized FFO attributable to our equity investment in SIR and exclude acquisition related costs, loss on early extinguishment of debt, loss on issuance of shares by an equity investee and estimated business management incentive fees, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and existing term loan agreements and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL[1]
(sorted by location)



As of September 30, 2014
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,431	$ 10,020	$ 9,281	6/22/2011	2007
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,499	13,032	12,814	12/17/2013	2009
3	15451 North 28th Avenue	Phoenix, AZ	1	State	66,743	100.0%	1,341	9,333	9,318	9/10/2014	2013
4	711 14th Avenue	Safford, AZ	1	Federal	36,139	100.0%	973	12,274	11,026	6/16/2010	1992
5	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,402	49,874	8/29/2012	1971
6	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,609	17,485	17,097	10/30/2013	2012
7	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,105	15,304	13,627	12/23/2009	1993
8	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,438	11,640	9/14/2011	1992
9	Capital Place	Sacramento, CA	1	State	163,840	97.5%	4,609	41,778	37,160	12/17/2009	1988
10	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	80.9%	2,880	19,438	17,950	7/16/2010	1981
11	4560 Viewridge Road	San Diego, CA	1	Federal	147,955	100.0%	3,205	23,465	14,961	3/31/1997	1996
12	Sky Park Centre	San Diego, CA	1	Vacant	43,918	0.0%	-	6,215	4,516	6/24/2002	1986
13	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	972	6,033	5,736	7/20/2012	2012
14	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,553	7,102	4,419	3/31/1997	1997
15	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,524	27,462	24,572	1/15/2010	1988
16	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,652	34,273	25,660	10/11/2002	1996
17	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,572	84,394	57,185	3/31/1997	1996
18	625 Indiana Avenue	Washington, DC	1	Federal	159,695	95.1%	7,191	54,963	51,944	8/17/2010	1989
19	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,823	35,645	33,022	5/12/2011	1999
20	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,878	13,006	11,821	10/15/2010	2008
21	180 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,643	24,064	22,980	7/25/2012	2007
22	Corporate Square	Atlanta, GA	5	Federal	352,876	81.6%	6,261	36,971	28,913	7/16/2004	1967
23	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	1,738	15,309	12,230	7/16/2004	1972
24	One Georgia Center	Atlanta, GA	1	State	375,952	94.3%	6,737	38,332	36,215	9/30/2011	2008
25	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,041	21,025	19,961	7/25/2012	2005
26	220 E. Bryan Street	Savannah, GA	1	Federal	35,228	100.0%	672	3,372	3,115	7/16/2010	1990
27	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,235	32,716	31,203	9/11/2012	1997
28	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,065	15,456	13,789	12/29/2009	1988
29	Intech Park	Indianapolis, IN	3	Federal	433,924	83.7%	9,222	75,032	69,742	10/14/2011	2003
30	400 State Street	Kansas City, KS	1	Federal	170,817	89.8%	2,550	11,864	10,640	6/16/2010	1971
31	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,534	13,431	12,918	12/31/2012	2002
32	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	3,745	23,077	21,277	8/17/2010	1988
33	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,254	28,889	5/24/2010	2008
34	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,321	12,247	11,388	2/16/2011	2009
35	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,352	13,310	12,108	6/16/2010	1987
36	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,270	10,767	7,407	10/15/1998	1989
37	2115 East Jefferson Street	Rockville, MD	1	Federal	128,645	100.0%	3,072	14,501	14,199	8/27/2013	2003
38	20400 Century Boulevard	Germantown, MD	1	Federal	80,550	100.0%	1,772	12,935	8,278	3/31/1997	1995
39	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,239	40,883	36,694	2/26/2010	2004
40	4700 River Road	Riverdale, MD	1	Federal	337,500	100.0%	9,173	30,296	30,296	9/17/2010	1994
41	1401 Rockville Pike	Rockville, MD	1	Federal	188,444	81.0%	4,847	38,008	24,936	2/2/1998	1986

See notes on page 33.

PROPERTY DETAIL[1]
(sorted by location)



As of September 30, 2014
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
42	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	1,866	11,825	11,356	11/16/2012	2011
43	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	100.0%	3,934	25,403	23,422	2/15/2011	1996
44	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,714	18,632	16,644	4/23/2010	2009
45	330 South Second Avenue	Minneapolis, MN	1	Federal	193,556	70.9%	2,454	29,002	26,790	7/16/2010	2013
46	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	7,812	5,442	12/1/1999	1987
47	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,070	15,043	14,436	9/27/2012	1998
48	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	1,807	11,404	7,232	3/31/1997	1995
49	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,758	25,946	24,565	7/25/2012	2009
50	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,216	17,206	15,398	8/31/2009	1997
51	50 West State Street	Trenton, NJ	1	State	266,995	98.3%	6,891	44,537	40,902	12/30/2010	1989
52	435 Montano Boulevard	Albuquerque, NM	1	Federal	29,045	100.0%	430	2,508	2,271	7/16/2010	1986
53	138 Delaware Avenue	Buffalo, NY	1	Federal	121,711	100.0%	2,880	28,328	19,685	3/31/1997	2013
54	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,074	7,190	6,830	6/22/2012	2004
55	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	81.6%	5,776	25,315	23,884	8/31/2011	2000
56	305 East 46th Street	New York, NY	1	United Nations	187,060	100.0%	10,642	104,212	98,641	5/27/2011	2008
57	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,056	28,406	26,931	12/20/2011	2007
58	Synergy Business Park	Columbia, SC	3	State	180,703	86.6%	2,056	14,816	12,883	5/10/2006;9/17/2010	1984
59	One Memphis Place	Memphis, TN	1	Federal	204,694	75.2%	3,017	8,175	7,492	9/17/2010	1985
60	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,164	12,838	8,828	12/23/1997	1997
61	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,512	11,182	10,922	8/28/2013	2011
62	3920 Pender Drive	Fairfax, VA	1	Federal	83,130	100.0%	2,420	15,805	15,644	3/21/2014	2011
63	Pender Business Park	Fairfax, VA	4	State	170,940	96.1%	4,082	23,926	23,436	11/4/2013	2000
64	1759 & 1760 Business Center Drive	Reston, VA	2	Federal	406,388	100.0%	11,520	87,724	87,069	5/28/2014	1996
65	9960 Maryland Drive	Richmond, VA	1	State	173,932	94.6%	3,217	18,544	18,412	5/20/2014	1994
66	Aquia Commerce Center	Stafford, VA	2	Federal	64,488	100.0%	1,639	9,717	9,100	6/22/2011	1998
67	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,109	9,236	8,284	4/9/2010	2009
68	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,656	18,895	18,027	6/28/2012	1988
69	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,802	21,774	14,154	3/31/1997	1995
70	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	1,044	5,594	5,201	6/9/2011	2006
71	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	777	5,056	3,286	3/31/1997	1993
72	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,473	11,315	6,992	3/31/1997	1995
			92		11,036,743	95.4%	$ 251,788	$ 1,705,274	$ 1,494,956		1995

(1) Excludes properties classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 9/30/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.
(4) Weighted based on square feet.